(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)









                                 (212) 701-3614


                                                                  April 29, 2005


     Re:  XOMA Ltd. - Registration Statement on Form S-3 filed
          March 18, 2005 (File No. 333-123438)

Dear Mr. Riedler:

     On behalf of XOMA Ltd. (the "Company"), we are responding to your letter dated March 28, 2005 (the "Comment Letter") relating to the Company's Registration Statement on Form S-3 (File No. 333-123438) (the "Registration Statement"), filed with the Securities and Exchange Commission on March 18, 2005 and amended on April 28, 2005 (as amended, the "Amended Registration Statement").

     The following sets forth the comment (the "Comment") from the Comment Letter and the response of the Company to the Comment Letter.

Plan of Distribution section, page 58

     Comment: Please amend the disclosure in the Plan of Distribution section to identify specifically any registered broker dealers as underwriters.

     Response: In response to the Comment, the Company has amended its disclosure in the Amended Registration Statement to identify specifically any registered broker dealers as underwriters. Specifically, the Company has identified the selling securityholders that it knows to be registered broker dealers and that such broker dealers "are" underwriters within the meaning of
Section 2(11) of the Securities Act.



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     To aid in your review, we have sent by hand to your attention a copy of the
Amended Registration Statement marked to show the changes from the Registration Statement. The Company believes that the response set forth above is responsive to the Comment. Please direct any questions or further comments regarding this filing to the undersigned at the number indicated above.

                                           Sincerely,


                                           /s/ Chris Chaice
                                           -----------------------------
                                           Chris Chaice

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA ELECTRONIC TRANSMISSION/BY HAND

cc:   Michael Reedich
      Geoffrey E. Liebmann
      Christopher J. Margolin